UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                   MEDJET INC.
                                (Name of Issuer)

                          COMMON STOCK, $.001 PAR VALUE
                         (Title of Class of Securities)


                                  58501K - 107
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD GROSSMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

PF, WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                1,989,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             1,989,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     1,989,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     33.8 %
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

         ORIN HIRSCHMAN
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF, WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             98,800
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                1,885,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 98,800
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             1,885,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     1,983,800
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     33.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH CAPITAL MANAGEMENT LLC
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                1,352,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER


                             1,352,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     1,352,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     25.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENT PARTNERS, L.P.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                1,352,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER


                             1,352,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     1,352,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [_]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     25.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

DIAMOND CAPITAL MANAGMENT INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                208,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             208,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     208,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     5.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH INVESTMENTS, LTD.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

          BRITISH VIRGIN ISLANDS
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                208,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             208,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     208,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     5.1%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

ADAM SMITH & COMPANY, INC.
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         SC
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             0
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                325,000
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 0
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             325,000
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     325,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     7.7%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     BD,CO
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NUMBER OF ABOVE PERSON

RICHARD AND ANA GROSSMAN JTWROS
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a) [X]
(b) [ ]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         NEW YORK
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER

                             104,000
     NUMBER OF           -------------------------------------------------------
      SHARES             8.  SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY                0
       EACH              -------------------------------------------------------
     REPORTING           9.  SOLE DISPOSITIVE POWER
      PERSON
       WITH:                 104,000
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             0
                         -------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     104,000
--------------------------------------------------------------------------------

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*    [ ]

--------------------------------------------------------------------------------

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11.

     2.6%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.  Security and Issuer.

     This Statement on Schedule D relates to the shares of Common Stock, $.001 par value per share (the "Shares"), of Medjet Inc., a Delaware corporation (the "Company"), into which shares of Series B Convertible Preferred Stock are convertible, and which warrants are exercisable to purchase. The principal executive offices of the Company are located at 1090 King Georges Post Road, Suite 301, Edison, New Jersey 08837.

Item 2.  Identity and Background.

     (a) This Statement is filed by Richard Grossman and Orin Hirschman by virtue of their beneficial ownership of Shares, directly and indirectly as the owners of each of Adam Smith & Company, Inc. ("ASC"), Adam Smith Capital Management LLC ("ASCM"), and Diamond Capital Management Inc. ("DCM"); by DCM by virtue of being the Investment Manager of Adam Smith Investments, Ltd., a British Virgin Islands corporation ("ASI"); by ASCM, by virtue of being the sole general partner of Adam Smith Investment Partners, L.P. ("ASIP"); and by ASC, ASI and ASIP by virtue of their direct beneficial ownership of Shares. By virtue of the relationships described above, each of Richard Grossman and Orin Hirschman may be deemed to possess indirect beneficial ownership of the Shares held by each entity. The directors of ASI are F.M.C. Limited and S.C.S. Limited, which are subsidiaries of Insinger Trust (BVI) Limited, all of which are British Virgin Islands corporations. Richard Grossman and Orin Hirschman are the only officers and directors of ASC and DCM, and the only member-managers of ASCM. This Statement is filed by Richard and Ana Grossman JTWROS, by virtue of their direct beneficial ownership of Shares.

     (b) The principal executive offices of ASC, ASCM, ASIP and DCM, and the business address of each of Richard Grossman and Orin Hirschman, are located at 101 East 52nd Street, New York, New York 10022. The principal executive office of ASI is c/o Insinger Trust (BVI) Limited, Tropic Isle Building, P.O. Box 438, Road Town, Tortola, British Virgin Islands.

     (c) ASC is a registered broker-dealer, ASCM manages ASIP, and DCM manages ASI and other investment vehicles. ASI and ASIP are investment vehicles. Each of Richard Grossman and Orin Hirschman's principal business is acting as an officer and/or director of ASC, ASCM, and DCM.

     (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

     (f) ASC is a New York corporation, ASCM is a New York limited liability company, DCM is a New York corporation, ASI is a British Virgin Islands corporation, and ASIP is a New York limited partnership. Richard Grossman, Ana Grossman, and Orin Hirschman are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

ASIP acquired 10,400 units ("Units"), each consisting of one share of Series B Convertible Preferred Stock (the "Series B Preferred"), convertible into one hundred Shares, and one hundred warrants ("Warrants"), each immediately exercisable to purchase one Share at an exercise price of $3.50 per Share, for a total of $1,300,000. ASI acquired 1,600 Units for a total of $200,000. Richard and Ana Grossman JTWROS acquired 800 Units for a total of $100,000. Orin Hirschman acquired 760 Units for a total of $95,000. All of such Units were paid for out of the working capital of the respective entity (or personal funds of the respective individual or joint tenants, as the case may be) and purchased from the Company pursuant to a Subscription Agreement dated December 3, 1999. ASC acquired warrants to purchase 500,000 Shares at an exercise price of $3.50 per Share, issued as a fee pursuant to an investment banking agreement with the Company dated December 3, 1999 (the "Investment Banking Agreement").

Item 4.  Purpose of Transaction.

Each of Richard Grossman, Ana Grossman, Orin Hirschman, ASC, ASI, and ASIP acquired the securities that are the subject of this Schedule 13D (the "Securities") for investment only.

Pursuant to an agreement dated January 28, 2000 (the "Settlement Agreement"), the Company returned 35% of the purchase price paid for the acquired Units to each of ASIP, ASI, Richard and Ana Grossman JTWROS, and Orin Hirschman, and each of ASIP, ASI, Richard and Ana Grossman JTWROS, Orin Hirschman, and ASC returned 35% of the acquired Units to the Company. In connection with the Settlement Agreement, the Investment Banking Agreement was cancelled.

Depending upon future  evaluations of the Company's  investments  and prospects, and upon future  developments  (including,  but not  limited to,  market for the
Company's securities, the effective yield on the company's securities, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase additional securities of the Company, or dispose of all or a portion of the securities of the Company that it holds, in open market or privately-negotiated transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

     (a) Richard Grossman may be deemed the indirect beneficial owner of 1,989,000 Shares, including 832,000 Shares issuable on conversion of the Series B Preferred and 1,157,000 Shares issuable upon exercise of the Warrants, representing beneficial ownership of 33.8% of the Shares deemed outstanding by the Company as of December 3,1999.

Orin Hirschman is the direct beneficial owner of 98,800 Shares, including 49,400 Shares issuable on conversion of the Series B Preferred and 49,400 Shares issuable upon exercise of the Warrants, and may be deemed the indirect beneficial owner of 1,885,000 Shares, including 780,000 Shares issuable on conversion of the Series B Preferred and 1,105,000 Shares issuable upon exercise of the Warrants representing beneficial ownership of 33.7% of the Shares deemed outstanding by the Company as of December 3,1999. Richard and Ana Grossman
JTWROS are the direct beneficial owners of 104,000 Shares, including 52,000 Shares issuable on conversion of the Series B Preferred and 52,000 Shares issuable upon exercise of the Warrants, representing beneficial ownership of 2.6% of the Shares deemed outstanding by the Company as of December 3, 1999. ASI is the direct beneficial owner of 208,000 Shares, including 104,000 Shares issuable on conversion of the Series B Preferred and 104,000 Shares issuable upon exercise of the Warrants, representing beneficial ownership of 5.1% of the Shares deemed outstanding by the Company as of December 3, 1999. DCM may be deemed the indirect beneficial owner of 208,000 Shares, representing beneficial ownership of 5.1% of the Shares deemed outstanding by the Company as of December 3, 1999. ASC is the direct beneficial owner of 325,000 Shares, including 325,000 Shares issuable upon exercise of the Warrants, representing beneficial ownership of 7.7% of the Shares deemed outstanding by the Company as of December 3,1999. ASIP is the direct beneficial owner of 1,352,000 Shares including 676,000 Shares issuable on conversion of the Series B Preferred and 676,000 Shares issuable upon exercise of the Warrants, representing beneficial ownership of 25.7% of the Shares deemed outstanding by the Company as of December 3, 1999. ASCM may be deemed the indirect beneficial owner of 1,352,000 Shares, representing beneficial ownership of 25.7% of the Shares deemed outstanding by the Company as of December 3, 1999.

     (b) Richard Grossman has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,989,000 Shares of which he may be deemed the beneficial owner. Orin Hirschman has sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 98,800 Shares of which he is the beneficial owner, and shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,885,000 Shares of which he may be deemed the beneficial owner. Richard and Ana Grossman JTWROS have sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 104,000 Shares of which they are the beneficial owners. ASCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,352,000 Shares of which it may be deemed the beneficial owner. ASIP has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 1,352,000 Shares of which it is the beneficial owner. DCM has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 208,000 Shares of which it may be deemed the beneficial owner. ASI has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 208,000 Shares of which it is the beneficial owner. ASC has shared power to vote or to direct the vote, and shared power to dispose or direct the disposition, of 325,000 Shares of which it is the beneficial owner.

     (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Shares during the past 60 days.

     (d) Not Applicable

     (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     All of the Reporting Persons other than ASC, ASCM, and DCM are parties to the Subscription Agreement dated as of December 3, 1999 (the "Subscription Agreement"), attached hereto as Exhibit B. ASIP, ASI, Richard and Ana Grossman JTWROS, Orin Hirschman, and ASC are parties to the Settlement Agreement dated as of January 28, 2000, attached hereto as Exhibit C.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A:        Joint Filing Statement
         Exhibit B:        Subscription Agreement dated as of December 3, 1999.
         Exhibit C:        Settlement Agreement dated as of January 28, 2000

                           SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

February 9, 2000.

                           /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           RICHARD AND ANA GROSSMAN JTWROS

                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           /s/ Orin Hirschman
                           -------------------------------------------
                           Orin Hirschman

                           ADAM SMITH & COMPANY, INC.

                           By: /s/ Richard Grossman
                           -------------------------------------------
                           Richard Grossman

                           ADAM SMITH CAPITAL MANAGEMENT LLC

                           By: /s/ Richard Grossman
                              ----------------------------------------
                           Richard Grossman

                          ADAM SMITH INVESTMENT PARTNERS, L.P.

                            By: ADAM SMITH CAPITAL MANAGEMENT LLC

                            By: /s/ Richard Grossman
                                ---------------------------------------
                            Richard Grossman

                          ADAM SMITH INVESTMENTS, LTD.

                            By: F.M.C. LIMITED, Corporate Directors

                            By: /s/ Judy Hylton
                                ---------------------------------------
                            Judy Hylton

                            By: S.C.S. LIMITED, Corporate Directors

                            By: /s/ Anna Carrington
                            -------------------------------------------
                            Anna Carrington

                         DIAMOND CAPITAL MANAGEMENT INC.

                         By: /s/ Richard Grossman
                             --------------------------------------------
                         Richard Grossman

                                                                       EXHIBIT A

                             JOINT FILING AGREEMENT


     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, no par value, of Isonics Corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

     In evidence thereof, the undersigned, being duly authorized, hereby execute this Joint Filing Agreement as of January 5, 2000.


                           /s/ Richard Grossman
                           ---------------------------------------------
                           Richard Grossman

                           RICHARD AND ANA GROSSMAN JTWROS

                           By: /s/ Richard Grossman
                           ---------------------------------------------
                           Richard Grossman

                           /s/ Orin Hirschman
                           ---------------------------------------------
                           Orin Hirschman

                           ADAM SMITH & COMPANY, INC.

                           By: /s/ Richard Grossman
                           ---------------------------------------------
                           Richard Grossman

                           ADAM SMITH CAPITAL MANAGEMENT LLC

                           By: /s/ Richard Grossman
                           ---------------------------------------------
                           Richard Grossman

                           ADAM SMITH INVESTMENT PARTNERS, L.P.

                                By: ADAM SMITH CAPITAL MANAGEMENT LLC

                                By: /s/ Richard Grossman
                                    ----------------------------------------
                                Richard Grossman

                           ADAM SMITH INVESTMENTS, LTD.

                                By: F.M.C. LIMITED, Corporate Directors

                                By: /s/ Judy Hylton
                                    ----------------------------------------
                                Judy Hylton

                                By: S.C.S. LIMITED, Corporate Directors

                                By: /s/ Anna Carrington
                                -------------------------------------------
                                Anna Carrington

                           DIAMOND CAPITAL MANAGEMENT INC.

                           By: /s/ Richard Grossman
                               --------------------------------------------
                           Richard Grossman

                                                                       EXHIBIT B


                                   MEDJET INC.

                             SUBSCRIPTION AGREEMENT
                    FOR SERIES B CONVERTIBLE PREFERRED STOCK
                                  AND WARRANTS


     SUBSCRIPTION AGREEMENT (the "Agreement") dated as of December 3, 1999 among MEDJET INC., a Delaware corporation ("Company"), and the persons who execute this agreement as investors (the "Investors").

     WHEREAS, the Company desires to sell to the Investors, and the Investors desire to purchase, 16,000 shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), having the terms set forth in the Certificate of Designations of Series B Convertible Preferred Stock attached hereto as Exhibit 1 (the "Certificate") and 1,600,000 five-year warrants, each exercisable to purchase one share of the Company's Common Stock, par value $.001 per share, in the form attached hereto as Exhibit 2 (the "Purchased Warrants");

     WHEREAS, in connection with the completion of the offering of the Series B Preferred Stock to the Investors, the Company has obtained an agreement from Eugene Gordon ("Gordon") to extend the maturity on certain payment obligations aggregating $150,000 to May 15, 2000 (the "Gordon Extension");

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, the parties agree as follows:

     1. Purchase and Sale of Stock.

          1.1. Sale and Issuance of Purchased Securities. The Company shall sell to the Investors and the Investors shall purchase from the Company 16,000 units, each unit consisting of one share of Series B Preferred Stock and one hundred Purchased Warrants, at a price of $125.00 per unit, or a total of 16,000 shares of Series B Preferred Stock (the "Purchased Shares") and 1,600,000 Purchased Warrants, for an aggregate purchase price of $2,000,000. The Purchased Shares and Purchased Warrants are referred to herein collectively as the "Purchased Securities". The number of Purchased Shares and Purchased Warrants to be purchased by each Investor from the Company is set forth opposite the name of such Investor on the signature page hereof, subject to acceptance, in whole or in part, by the Company.

          1.2. Closing. The purchase and sale of the Purchased Securities hereunder shall take place at a closing (the "Closing"; the date on which the Closing occurs is hereinafter referred to as the "Closing Date"). The Closing shall take place concurrently with the execution and delivery of this Agreement by the Investors. At the Closing:

               (a) each Investor shall deliver to the Company or its designees by wire transfer, cashier's check or certified checks from a bank acceptable to the Company, or such other method of payment as the Company shall approve, an amount equal to the purchase price of the portion of the Purchased Securities purchased by such Investor, as set forth opposite its name on the signature pages hereof;

               (b) the Company shall issue and deliver to each Investor (i) a certificate or certificates for its portion of the Purchased Shares and (ii) warrants for the portion of the Purchased Warrants to be issued by the Company to and purchased by such Investor, as set forth opposite such Investor's name on the signature pages hereof;

               (c) the Company and the Investors shall execute and deliver a Registration Rights Agreement in the form attached as Exhibit 3 with respect to the Underlying Shares (as hereafter defined);

               (d) the Company shall execute and deliver an investment banking agreement with Adam Smith & Company, Inc. in the form attached as
          Exhibit 4 providing for compensation of 500,000 warrants in the same form as the Purchased Warrants (the "Investment Banking Warrants");

               (e) the Company shall deliver to the Investors an Opinion of Counsel with respect to the matters set forth on Exhibit 5;

               (f) the Company and Eugene Gordon shall have entered into the Gordon Extension;

               (g) the Company shall deliver to the Investors a writing, in form and content satisfactory to the Investors, signed by the holders of a majority of the outstanding Common Stock of the Company by which such holders agree, if necessary, to grant their further consent and reapprove the recent increase in the authorized number of shares of Common Stock to 30,000,000 shares; and

               (h) Eugene Gordon shall deliver to the Investors such written agreements and assurances with respect to any pending litigation against the Company as the Investors reasonably request.

     All certificates shall have all necessary stock transfer tax stamps (purchased at the expense of the Company) affixed.

     The parties agree that for purposes of allocating the price paid for the Purchased Securities, the Purchased Warrants have a nominal value.

     2. Representations and Warranties of the Company. The Company hereby represents and warrants to the Investors as follows:

          2.1. Corporate Organization; Authority; Due Authorization.

               (a) The Company (i) is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware,
          (ii) has the corporate power and authority to own or lease its properties as and in the places where such business is now conducted and to carry on its business as now conducted and (iii) is duly qualified and in good standing as a foreign corporation authorized to do business in every jurisdiction where the failure to so qualify, individually or in the aggregate, would have a material adverse effect on the operations, prospects, assets, liabilities, financial condition or business of the Company (a "Company Material Adverse Effect"). Certificates of state authorities as of a recent date evidencing such valid existence or due qualification, as the case may be, and good standing have been delivered to the Investors.

               (b) The Company (i) has the requisite corporate power and authority to execute, deliver and perform this Agreement and the other agreements and warrants contemplated hereby to which it is a party (collectively, the "Other Agreements") and to incur the obligations herein and therein and (ii) has been authorized by all necessary corporate action to execute, deliver and perform this Agreement and the Other Agreements and to consummate the transactions contemplated hereby and thereby (the "Contemplated Transactions"). This Agreement and each of the Other Agreements is a valid and binding obligation of the Company enforceable in accordance with its terms.

          2.2. Capitalization. Immediately prior to the Closing, the authorized capital of the Company consisted of (i) 30,000,000 shares of Common Stock, $.001 par value per share (the "Common Stock"), of which 3,901,431 shares of Common Stock are outstanding, and (ii) 1,000,000 shares of Preferred Stock, $.01 par value per share, of which 16,000 shares have been designated as Series B Convertible Preferred Stock, none of which shares are outstanding. Immediately after the Closing the capitalization of the Company will be as set forth on Exhibit 6. The Certificate has been duly filed with and recorded by the Secretary of State of the State of Delaware and proof of such filing has been delivered to the Investors. All outstanding shares were issued in compliance with all applicable Federal and state securities laws. Except as contemplated by this Agreement or as set forth in the disclosure letter delivered to the Investors prior to the execution of this Agreement (the "Company Disclosure Letter", which letter is referenced in Exhibit 7), there are (i) no outstanding subscriptions, warrants, options, conversion privileges or other rights or agreements to purchase or otherwise acquire or issue any shares of capital stock of the Company (or shares reserved for such purpose), (ii) no preemptive rights or rights of first refusal with respect to the issuance of additional shares of capital stock of the Company, including the Purchased Securities and the shares of Common Stock which the Purchased Warrants and Investment Banking Warrants are exercisable to purchase and for which the Purchased Shares are convertible into, and (iii) no commitments or understandings (oral or written) of the Company to issue any shares, warrants, options or other rights. Exhibit 6 sets forth the warrants, options, convertible securities and other stock purchase rights outstanding on the date hereof, the number of shares of common stock issuable thereunder and the exercise or conversion price thereof, as the case may be, (i) immediately prior to and (ii) immediately after the Closing. To the best of the Company's knowledge, except as set forth in the Company Disclosure Letter, none of the shares of Common Stock are subject to any shareholders' agreement, voting trust agreement or similar arrangement or understanding. Except as set forth in the Company Disclosure Letter, the Company has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

          2.3. Validity of Purchased Shares. The issuance of the Purchased Shares has been duly authorized, and when issued, sold and delivered in accordance with the terms and for the consideration expressed herein, the Purchased Shares shall be validly issued, fully paid and non-assessable.

          2.4.  Common Stock  Issuable upon  Conversion of Purchased  Shares and
     Exercise of Purchased Warrants and Investment Banking Warrants. The issuance of the shares of Common Stock (the "Underlying Shares") issuable upon conversion of the Purchased Shares or upon exercise of the Purchased Warrants and the Investment Banking Warrants has been duly authorized and the Underlying Shares have been, and at all times prior to such conversion or exercise will have been, duly reserved for issuance upon such conversion or exercise and, when so issued, will be validly issued, fully paid and non-assessable.

          2.5. Private Offering. Neither the Company nor anyone acting on its behalf has within the last 12 months issued, sold or offered any security of the Company to any person or organization under circumstances that would cause the issuance and sale of the Purchased Securities, as contemplated by this Agreement, or the issuance of the Investment Banking Warrants to be subject to the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). The Company agrees that neither the Company nor anyone acting on its behalf will offer the Purchased Securities or Investment Banking Warrants or any part thereof or any similar securities for issuance or sale to, or solicit any offer to acquire any of the same from, anyone so as to make the issuance and sale of the Purchased Securities or the issuance of the Investment Banking Warrants subject to the registration requirements of Section 5 of the Securities Act.

          2.6. Brokers and Finders. The Company has not retained any investment banker, broker or finder in connection with the Contemplated Transactions.

          2.7. Subsidiaries. The Company has no Subsidiaries and does not otherwise directly or indirectly control any other business entity. As used in this Agreement, "Subsidiary" means any corporation or other organization, whether incorporated or unincorporated, of which the Company directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which the Company is a general partner or any limited liability company of which the Company is a manager.

          2.8. Other Interest. The Company does not own directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, business, trust or entity.

          2.9. Use of Proceeds. The Company will use the proceeds from the sale of the Purchased Securities as set forth on Exhibit 8 attached hereto.

          2.10. No Conflict; Required Filings and Consents.

               (a) The  execution  and delivery of this  Agreement and the Other
          Agreements by the Company do not, and the performance of this Agreement and the Other Agreements and the consummation by the Company of the Contemplated Transactions will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws or equivalent organizational documents of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected, or (iii) except as set forth in the Company Disclosure Letter, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, except, in the case of clauses (i)(y), (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Contemplated Transactions in any material respect, or otherwise prevent the Company from performing its obligations under this Agreement or any Other Agreement in any material respect, and would not, individually or in the aggregate, have a Company Material Adverse Effect. The execution and delivery of this Agreement and the Other Agreements by the Company do not, and the performance of this Agreement and the Other Agreements and the consummation by the Company of the Contemplated Transactions will not, result in any material breach of or constitute a material default (or an event which with notice or lapse of time or both would become a material default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of the Company pursuant to, any Company Material Contract (as hereafter defined).

               (b) The execution and delivery of this Agreement and the Other Agreements by the Company do not, and the performance of this Agreement and the Other Agreements and the consummation by the Company of the Contemplated Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity") except for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or any state securities or "blue sky" laws ("Blue Sky Laws").

          2.11. Compliance. Except as set forth in the Company Disclosure Letter the Company is not in conflict with, or in default or violation of (i) any law, rule, regulation, order, judgment or decree applicable to the Company or by which any property or asset of the Company is bound or affected ("Legal Requirement"), or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company is a party or by which the Company or any property or asset of the Company is bound or affected, in each case except for any such conflicts, defaults or violations that would not, individually or in the aggregate, have a Company Material Adverse Effect. The Company has not received any notice or other communication from any Governmental Body regarding any actual or possible violation of, or failure to comply with, any Legal Requirement. The Company has obtained all licenses, permits, and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, where the failure to obtain any such item or to take any such action would have, individually or in the aggregate, a Company Material Adverse Effect. None of the Company or, to the knowledge of Company, any director, officer, agent, employee or other person acting on behalf of any of the foregoing has used any corporate funds for unlawful contributions, payments, gifts or entertainment or for the payment of other unlawful expenses relating to political activity, or made any direct or indirect unlawful payments to governmental or regulatory officials or others. For purposes of this Agreement "Governmental Body" shall mean any:
     (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

          2.12. SEC Documents.

               (a) The Company has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission (the "SEC") since its formation (collectively, the "Company Reports"). As of their respective dates, the Company Reports filed prior to or on the date hereof (i) complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading. The representation in clause (ii) of the preceding sentence shall not apply to any misstatement or omission in any
          Company Report filed prior to the date of this Agreement which was superseded by a subsequent Company Report filed prior to the date of this Agreement. Except as set forth in the Company Disclosure Letter the Company is not a party or subject to any note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal that is required to be described in or filed as an exhibit to any Company Report and that is not described in or filed as an exhibit to such Company Report as required by the Securities Act or the Exchange Act, as the case may be. No event has occurred prior to the date hereof as a consequence of which the Company would be required to file a Current Report on Form 8-K pursuant to the requirements of the Exchange Act as to which such a report has not been timely filed with the SEC. Any reports, statements and registration statements and amendments thereto (including, without limitation, Annual Reports on Form 10-KSB, Quarterly Reports on Form 10-QSB and Current Reports on Form 8-K, as amended) filed by the Company with the SEC after the date hereof shall be mailed to the Investors no later than the date of such filing.

               (b) Each of the consolidated balance sheets of Company included in or incorporated by reference into the Company Reports (including the related notes and schedules) fairly presents the consolidated financial position of the Company and the Company Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of Company included in or incorporated by reference into the Company Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of the Company and the Company Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. The Company has no liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of the Company or in the notes thereto, prepared in accordance with generally accepted accounting principles consistently applied, except for (i) liabilities or obligations that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of the Company as of September 30, 1999; (ii) liabilities or obligations arising in the ordinary course of business since September 30, 1999; and (iii) liabilities or obligations which would not, individually or in the aggregate, have a Company Material Adverse Effect.

          2.13. Litigation. Except as set forth in the Company Disclosure Letter there are no claims, actions, suits, investigations, inquiries or proceedings pending against the Company or, to the knowledge of the Company, threatened against the Company, or any officer, director, employee or agent thereof in his or her capacity as such, at law or in equity, or before or by any court, tribunal, arbitrator, mediator or any federal or state commission, board, bureau, agency or instrumentality, that, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect.

          2.14. Absence of Certain Changes. Except as specifically contemplated by this Agreement or set forth in the Company Disclosure Letter, since September 30, 1999, there has not been (i) any event, occurrence, fact, condition, change, development or effect ("Event") that would reasonably be expected to have a Company Material Adverse Effect; (ii) any declaration, payment or setting aside for payment of any dividend (except to Company wholly owned by Company) or other distribution or any redemption, purchase or other acquisition of any shares of capital stock or securities of Company or any Company Subsidiary; (iii) any return of any capital or other distribution of assets to stockholders of Company or any Company Subsidiary (except to Company wholly owned by Company); (iv) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise) of any person or business; (v) any other action or agreement or undertaking by Company or any Company Subsidiary that, if taken or done on or after the date hereof would reasonably be expected to have a Company Material Adverse Effect; or (vi) any material change in its accounting principles, practices or methods. Without limiting foregoing, since September 30, 1999, there has been no Company Material Adverse Effect affecting the Company's financial condition as of the date of this Agreement or results of operations through the date of this Agreement which would be reflected in its audited financial statements to be prepared for and through December 31, 1999.

          2.15. Taxes.

               (a) The Company has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all respects, except to the extent that such failures to file, have extensions granted that remain in effect or be complete and accurate in all respects, as applicable, individually or in the aggregate, would not have a Company Material Adverse Effect. The Company has paid all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Company Reports reflect an adequate reserve for all taxes payable by the Company for all taxable periods and portions thereof accrued through the date of such financial statements, and no deficiencies for any taxes have been proposed, asserted or assessed against the Company that are not adequately reserved for, except for inadequately reserved taxes and inadequately reserved deficiencies that would not, individually or in the aggregate, have a Company Material Adverse Effect. No requests for waivers of the time to assess any taxes against the Company have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Company Reports, or, to the extent not adequately reserved, the assessment of which would not, individually or in the aggregate, have a Company Material Adverse Effect.

               (b) As used in this Section 2.15, "taxes" shall include all Federal, state, local and foreign income, franchise, property, sales, use, excise and other taxes, including obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

          2.16. Employee Benefit Plans. Except as would not, individually or in the aggregate, have a Company Material Adverse Effect, (i) all employee benefit plans or programs maintained for the benefit of the current or former employees or directors of the Company that are sponsored, maintained or contributed to by the Company, or with respect to which the Company has any liability, including without limitation any such plan that is an "employee benefit plan" as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 ("ERISA"), are in compliance with all applicable requirements of law, including ERISA and the Code, and (ii) the Company has no liabilities or obligations with respect to any such employee benefit plans or programs, whether accrued, contingent or otherwise, nor to the knowledge of the Company are any such liabilities or obligations expected to be incurred. The execution of, and performance of the transactions contemplated in, this Agreement or the other Agreements will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay, bonus, golden parachute or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee. The only severance agreements or severance policies applicable to the Company are the agreements and policies specifically referred to in the Company Disclosure Letter.

          2.17.  Labor  Matters.  The  Company  has  no  material   obligations,
     contingent or otherwise, under any employment, severance or consulting agreement, any collective bargaining agreement or any other contract with a labor union or other labor or employee group. To the knowledge of Company, as of the date of this Agreement, there are no negotiations, demands or proposals that are presently pending or overtly threatened by or on behalf of any labor union with respect to the unionizing of employees of Company. There is no labor strike, labor dispute, work slowdown, stoppage or lockout actually pending or, to the knowledge of the Company, threatened against or affecting the Company, except as would not, individually or in the aggregate, have a Company Material Adverse Effect. There is no unfair labor practice or labor arbitration proceeding pending or, to the knowledge of the Company, threatened against the Company relating to its business, except for any such proceeding which would not have a Company Material Adverse Effect.

          2.18. Contracts. Except as set forth in the Company Reports or the Company Disclosure Letter, the Company is not a party or subject to, and its property and assets are not bound or affected by, any of the following (each, a "Company Material Contract"):

               (a) any agreement or understanding with an affiliate of the Company;

               (b) any contract relating to the acquisition, transfer, use, development, sharing or license of any technology or any Proprietary Asset (as hereafter defined);

               (c) any single note, bond, mortgage, indenture, contract, lease, license, agreement, understanding, instrument, bid or proposal pursuant to which the financial obligation of the Company thereunder or applicable to the assets or properties of the Company subject thereto could exceed $10,000 after the Closing Date;

               (d) any single contract, bid or offer to which the Company is a party or by which the Company is bound to provide services to third parties which provides for recurring monthly revenues to the Company in excess of $10,000;

               (e) any contract creating or involving any agency relationship, distribution arrangement or franchise relationship;

               (f) any contract which includes any exclusivity restrictions applicable to the Company or imposes any restriction on the Company's right or ability (A) to compete with any person, (B) to acquire any product or other asset or any services from any other person, to sell any product or other asset to or perform any services for any other person or to transact business or deal in any other manner with any other person, or (C) develop or distribute any technology;

               (g) any contract relating to the acquisition, issuance or transfer of any securities, except as contemplated hereunder;

               (h) any contract involving or incorporating any guaranty, any pledge, any performance or completion bond, any indemnity or any surety arrangement;

               (i) any contract creating or relating to any partnership or joint venture or any sharing of revenues, profits, losses, costs or liabilities;

               (j)  any  contract  constituting  or  relating  to  a  Government
          Contract (as hereafter defined) or Government Bid (as hereafter defined);

               (k) any contract that was entered into outside the ordinary course of business or was inconsistent with the Company's past practices;

               (l) any other Company Contract that has a term of more than 120 days and that may not be terminated by the Company (without penalty) within 120 days after the delivery of a termination notice by the Company; or

               (m) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation that is material to the ownership or operation of any of the Company.

The Company has made available to the Investors true and accurate copies of the Company Material Contracts. Except as set forth in the Company Disclosure Letter all such Company Material Contracts, are valid and binding and are or will be in full force and effect and enforceable in accordance with their respective terms. Except as set forth in the Company Disclosure Letter no consent of any person is needed in order that each such Company Material Contract shall continue in full force and effect in accordance with its terms without penalty, acceleration or rights of early termination by reason of the consummation of the transactions contemplated by this Agreement, except for consents the absence of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. The Company is not in violation or breach of or default under any such Company Material Contract, nor to the Company's knowledge is any other party to any such Company Material Contract in violation or breach of or default under any such Company Material Contract, in each case where such violation or breach would give rise to a right of termination or modification. For purposes of this Agreement "Government Bid" shall mean any quotation, bid or proposal submitted to any Governmental Body or any proposed prime contractor or higher-tier subcontractor of any Governmental Body. For purposes of this Agreement "Government Contract" shall mean any prime contract, subcontract, letter contract, purchase order or delivery order executed or submitted to or on behalf of any Governmental Body or any prime contractor or higher-tier subcontractor, or under which any Governmental Body or any such prime contractor or subcontractor otherwise has or may acquire any right or interest.

          2.19. Environmental Matters. As of the date of this Agreement, (i) the Company is in compliance with all applicable Environmental Laws (as hereinafter defined), (ii) there is no civil, criminal or administrative judgment, action, suit, demand, claim, hearing, notice of violation, investigation, proceeding, notice or demand letter pending or, to the knowledge of the Company, threatened against the Company or any of its respective properties pursuant to Environmental Laws, and (iii) there are no past or present Events which, reasonably may be expected to prevent compliance with, or which have given rise to or will give rise to liability on the part of the Company under, Environmental Laws, except, in each case, for any deviations from the foregoing which, individually or in the aggregate, do not and would not reasonably be expected to have a Company Material Adverse Effect. The Company has provided or made available to the Investors prior to the date of this Agreement true, accurate and complete copies of all environmental reports  in  the  possession  of the  Company  relating  to  any  of  their respective past or present properties. As used herein, the term "Environmental Laws" shall mean laws relating to pollution, waste control, the generation, presence or disposal of asbestos, hazardous or toxic wastes or substances, the protection of the environment, environmental activity or public health and safety.

          2.20.   Proprietary   Assets.  (a)  For  purposes  of  this  Agreement
     "Proprietary Assets" shall mean any: (i) patent, patent application, trademark (whether registered or unregistered), trademark application, trade name, fictitious business name, service mark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, trade secret, know-how, customer list, franchise, system, computer software, computer program, invention, design, blueprint, engineering drawing, proprietary product, technology, proprietary right or other intellectual property right or intangible asset; or (ii) right to use or exploit any of the foregoing.

               (b) The Company Disclosure Letter sets forth, with respect to each Proprietary Asset of the Company registered with any Governmental Body or for which an application has been filed with any Governmental Body, (i) a brief description of such Proprietary Asset and (ii) the names of the jurisdictions covered by the applicable registration or application. The Company Disclosure Letter identifies and provides a brief description of all other Proprietary Assets owned by the Company, and identifies and provides a brief description of each Proprietary Asset licensed to the Company by any person (except for any Proprietary Asset that is licensed to the Company under any third party software license generally available to the public at a cost of less than $10,000), and identifies the license agreement under which such Proprietary Asset is being licensed to the Company. Except as set forth in the Company Disclosure Letter, the Company: has good, valid and marketable title to all of the Proprietary Assets identified in the Company Disclosure Letter (including without limitation all Proprietary Assets used in the business of the Company and held in the name of Eugene Gordon), free and clear of all liens and other encumbrances; has a valid right to use all Proprietary Assets identified in the Company Disclosure Letter; and is not obligated to make any payment to any person for the use of any Proprietary Asset. Except as set forth in the Company Disclosure Letter, the Company has not developed jointly with any other person any Proprietary Asset with respect to which such other person has any rights.

               (c) The Company has taken all measures and precautions necessary to protect and maintain the confidentiality and secrecy of all Proprietary Assets of the Company (except Proprietary Assets whose value would be unimpaired by public disclosure) and otherwise to maintain and protect the value of all Proprietary Assets of the Company. Except as set forth in the Company Disclosure Letter, the Company has not (other than pursuant to license agreements identified in the Company Disclosure Letter) disclosed or delivered to any person, or permitted the disclosure or delivery to any person of, (i) the source code, or any portion or aspect of the source code, of any Proprietary Asset, or (ii) the object code, or any portion or aspect of the object code, of any Proprietary Asset of the Company.

               (d) Except as set forth in the Company Disclosure Letter, (i) to the best of the knowledge of the Company, none of the Proprietary Assets of the Company infringes or conflicts with any Proprietary Asset owned or used by any other Person, (ii) the Company is not infringing, misappropriating or making any unlawful use of, and the Company has not at any time infringed, misappropriated or made any unlawful use of, or received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Proprietary Asset owned or used by any other Person, and (iii) to the best of the knowledge of the Company, no other Person is infringing, misappropriating or making any unlawful use of, and no Proprietary Asset owned or used by any other person infringes or conflicts with, any Proprietary Asset of the Company.

               (e) Except as set forth in the Company Disclosure Letter, there has not been any claim by any customer or other person alleging that any Proprietary Asset of the Company (including each version thereof that has ever been licensed or otherwise made available by the Company to any person) does not conform in all material respects with any specification, documentation, performance standard, representation or statement made or provided by or on behalf of the Company, and, to the best of the knowledge of the Company, there is no basis for any such claim.

               (f) The Proprietary Assets of the Company constitute all the Proprietary Assets necessary to enable the Company to conduct its businesses in the manner in which such businesses have been and are being conducted or are expected to be conducted pursuant to the Business Plan included in the Company Disclosure Letter. Except as set forth in the Company Disclosure Letter (i) the Company has not licensed any of its Proprietary Assets to any person on an exclusive, semi-exclusive or royalty-free basis, and (ii) the Company has not entered into any covenant not to compete or contract limiting their ability to exploit fully any of its Proprietary Assets or to transact business in any market or geographical area or with any person.

          2.21. No Adverse Actions. Except as set forth in the Company Disclosure Letter, there is no existing, pending or, to the knowledge of the Company, threatened termination, cancellation, limitation, modification or change in the business relationship of Company, with any supplier, customer or other person except such as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

          2.22. Insurance. The Company maintains with sound and reputable insurance companies all insurance customarily maintained by comparable companies.

          2.23. Disclosure. No representation or warranty of the Company herein and no information contained or referenced in the Company Reports or Company Disclosure Letter contains or will contain any untrue statement of a material fact or omits or will omit to state a material fact necessary in order to make the statements contained herein or therein not misleading.

     3.   Representations  and  Warranties  of  the  Investors.   Each  Investor
represents and warrants to the Company as follows:

          3.1. Authorization. When executed and delivered by such Investor, this Agreement will constitute the valid and binding obligation of such Investor.

     4. Securities Laws.

          4.1. Securities Laws Representations and Covenants of Investors.

          (a) This Agreement is made with each Investor in reliance upon such Investor's representation to the Company, which by such Investor's execution of this Agreement such Investor hereby confirms, that the Purchased Securities to be received by such Investor will be acquired for investment for such Investor's own account, not as a nominee or agent, and not with a view to the resale or distribution of any part thereof such that such Investors would constitute an "underwriter" under the Securities Act, and that such Investor has no present intention of selling, granting any participation in or otherwise distributing the Purchased Securities. By executing this Agreement, each Investor further represents that such Investor does not have any contract, undertaking, agreement or arrangement with any person to sell, transfer or grant participations to such person or to any third person with respect to, any of the Purchased Securities.

          (b) Each Investor understands and acknowledges that the offering of the Purchased Securities pursuant to this Agreement will not be registered under the Securities Act or qualified under any Blue Sky Laws on the grounds that the offering and sale of the Purchased Securities are exempt from registration and qualification, respectively, under the Securities Act and the Blue Sky Laws, and that the Company's reliance upon such exemption is predicated upon such Investor's representations set forth in this Agreement.

          (c) Each Investor covenants that, unless the Purchased Shares, the Purchased Warrants, the Underlying Shares or any other shares of capital stock of the Company received in respect of the foregoing have been registered pursuant to the Registration Rights Agreement being entered into among the Company and the Investors, such Investor will not dispose of such securities unless and until such Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with an opinion of counsel reasonably satisfactory in form and substance to the Company to the effect that (x) such disposition will not require registration under the Securities Act and (y) appropriate action necessary for compliance with the Securities Act and any applicable state, local or foreign law has been taken; provided, however, that an Investor may dispose of such securities without providing the opinion referred to above if the Company has been provided with adequate assurance that such disposition is made in compliance with Rule 144 under the Securities Act (or any similar or analogous rule) and any applicable state, local or foreign law.

          (d) In connection with the investment representations made herein, each Investor represents that (i) such Investor is able to fend for itself in the Contemplated Transactions; (ii) such Investor has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of such Investor's prospective investment in the Purchased Securities; (iii) such Investor has the ability to bear the economic risks of such Investor's prospective investment and can afford the complete loss of such investment; (iv) such Investor has been furnished with and has had access to such information as is in the Company Disclosure Letter together with the opportunity to obtain such additional information as it requested to verify the accuracy of the information supplied; and (v) such Investor has had access to officers of the Company and an opportunity to ask questions of and receive answers from such officers and has had all questions that have been asked by such Investor satisfactorily answered by the Company.

          (e) Each Investor further represents by execution of this Agreement that such Investor qualifies as an "accredited investor" as such term is defined under Rule 501 promulgated under the Securities Act. Any Investor that is a corporation, a partnership, a trust or other business entity further represents by execution of this Agreement that it has not been organized for the purpose of purchasing the Purchased Securities.

          (f) By acceptance hereof, each Investor agrees that the Purchased Shares, the Purchased Warrants, the Underlying Shares and any shares of capital stock of the Company received in respect of the foregoing held by it may not be sold by such Investor without registration under the Securities Act or an exemption therefrom, and therefore such Investor may be required to hold such securities for an indeterminate period.

          4.2. Legends. All certificates for the Purchased Shares, Purchased Warrants and the shares of Common Stock issued upon conversion or exercise thereof, and each certificate representing any shares of capital stock of the Company received in respect of the foregoing, whether by reason of a stock split or share reclassification thereof, a stock dividend thereon or otherwise and each certificate for any such securities issued to subsequent transferees of any such certificate (unless otherwise permitted herein) shall bear the following legend:

               "THE SHARES REPRESENTED BY THIS CERTIFICATE [SECURITIES REPRESENTED BY THIS WARRANT] HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES [WARRANTS] MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT."

In addition, such certificates shall bear any legend that, in the opinion of the Company's counsel, is required pursuant to any state, local or foreign law governing the Purchased Shares, the Purchased Warrants or the Underlying Shares.

     5. Additional Covenants of the Company.

          5.1. Reports, Information, Shares.

               (a) The Company shall cooperate with each Investor in supplying such information as may be reasonably requested by such Investor to complete and file any information reporting forms presently or hereafter required by the SEC as a condition to the availability of an exemption, presently existing or hereafter adopted, from the Securities Act for the sale of any of the Purchased Shares, the Purchased Warrants, the Underlying Shares and shares of capital stock of the Company received in respect of the foregoing.

               (b) The Company shall deliver to each Investor, contemporaneously with delivery to other holders of Common Stock, a copy of each report of the Company delivered to holders of Common Stock.

               (c) The Company shall keep reserved for issuance a sufficient number of authorized but unissued shares of Common Stock so that the Purchased Warrants may be exercised to purchase, and the Purchased Shares may be converted into, Common Stock at any time.

          5.2. Expenses; Indemnification.

               (a) The Company agrees to pay on the Closing Date and save the Investors harmless against liability for the payment of any stamp or similar taxes (including interest and penalties, if any) that may be determined to be payable in respect of the execution and delivery of this Agreement, the issue and sale of any Purchased Securities, the expense of preparing and issuing the Purchased Securities, the cost of delivering the Purchased Securities purchased by each Investor to such Investor's home office, insured to such Investor's satisfaction, and the costs and expenses incurred in the preparation of all certificates and letters on behalf of the Company and of the Company's performance and compliance with all agreements and conditions contained herein on its part to be performed or complied with. Each Investor shall be responsible for its out-of-pocket expenses arising in connection with the Contemplated Transactions, including, without limitation, fees and disbursements of counsel to the Investors and due diligence expenses of the Investors.

               (b) The Company hereby agrees and acknowledges that the Investors have been induced to enter into this Agreement and to purchase the
          Purchased Securities hereunder, in part, based upon the representations, warranties and covenants of the Company contained herein. The Company hereby agrees to pay, indemnify and hold harmless the Investors and any director, officer or employee of any Investor against all claims, losses and damages resulting from any and all legal or administrative proceedings, including without limitation, reasonable attorneys' fees and expenses incurred in connection therewith (collectively, "Loss"), resulting from a breach by the Company of any representation or warranty of the Company contained herein or the failure of the Company to perform any covenant made herein.

               (c) As soon as reasonably practicable after receipt by an Investor of notice of any Loss in respect of which the Company may be liable under this Section 5.2, the Investor shall give notice thereof to the Company. Each Investor may, at its option, claim indemnity under this Section 5.2 as soon as a claim has been threatened by a third party, regardless of whether an actual Loss has been suffered, so long as counsel for such Investor shall in good faith determine that such claim is not frivolous and that such Investor may be liable or otherwise incur a Loss as a result thereof and shall give notice of such determination to the Company. Each Investor shall permit the Company, at the Company's option and expense, to assume the defense of any such claim by counsel mutually and reasonably satisfactory to the Company and the Investors who are subject to such claim, and to settle or otherwise dispose of the same; provided, however, that each Investor may at all times participate in such defense at such Investor's expense; and provided, further, that the Company shall not, in defense of any such claim, except with the prior written consent of each Investor subject to such claim, (i) consent to the entry of any judgment that does not include as an unconditional term thereof the giving by the claimant or plaintiff in question to each Investor and its subsidiaries of a release of all liabilities in respect of such claims, or (ii) consent to any settlement of such claim. If the Company does not promptly assume the defense of such claim irrespective of whether such inability is due to the inability of the afore-described Investors and the Company to mutually agree as to the choice of counsel, or if any such counsel is unable to represent an investor due to a conflict or potential conflict of interest, then an Investor may assume such defense and be entitled to indemnification and prompt reimbursement from the Company for its costs and expenses incurred in connection therewith, including without limitation, reasonable attorneys' fees and expenses. Such fees and expenses shall be reimbursed to the Investors as soon as practicable after submission of invoices to the Company.

          5.3. Information Statement. As soon as is practicable following the Closing, the Company shall prepare and file with the SEC an information statement regarding the recent increase in the authorized number of shares of Common Stock of the Company. Thereafter, the Company shall furnish such information statement to the stockholders of the Company in accordance with the appropriate SEC rules and regulations and shall take all such other actions as may be necessary or appropriate in order that the Company may validly and legally issue fully paid and non-assessable shares of Common Stock upon the conversion and exercise in full of all Purchased Securities from time to time outstanding.

     6. Miscellaneous.

          6.1. Entire Agreement; Successors and Assigns. This Agreement, the Purchased Securities and the Registration Rights Agreement constitute the entire contract between the parties relative to the subject matter hereof and no party shall be liable or bound to the other in any manner by any warranties, representations or covenants except as specifically set forth herein. Any previous agreement among the parties with respect to the sale of the Purchased Securities is superseded by this Agreement. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective executors, administrators, heirs, successors and assigns of the parties. Except as expressly provided herein, nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

          6.2. Survival of Representations and Warranties. Notwithstanding any right of the Investors fully to investigate the affairs of the Company and notwithstanding any knowledge of facts determined or determinable by any Investor pursuant to such right of investigation or right of investigation, each Investor has the right to rely fully upon the representations, warranties, covenants and agreements of the Company contained in this Agreement or in any documents delivered pursuant to this Agreement. All such representations and warranties of the Company shall survive the execution and delivery of this Agreement and each Closing hereunder and shall continue in full force and effect for six months after any applicable statute of limitations (taking into account any waiver or tolling thereof) with respect to claims which may arise thereunder or relate thereto shall have run and the provisions of this Section 6.2 shall constitute a waiver by the Company of any such applicable statute of limitations.

          6.3. Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to principles of conflicts of law. Each party hereby irrevocably consents and submits to the jurisdiction of any New York State or United States Federal Court sitting in the State of New York, County of New York, over any action or proceeding arising out of or relating to this Agreement and irrevocably consents to the service of any and all process in any such action or proceeding by registered mail addressed to such party at its address specified in Exhibit 9. Each party further waives any objection to venue in New York and any objection to an action or proceeding in such state and county on the basis of forum non-conveniens. Each party also waives any right to trial by jury.

          6.4. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          6.5. Headings. The headings of the sections of this Agreement are for convenience and shall not by themselves determine the interpretation of this Agreement.

          6.6. Notices. Any notice required or permitted hereunder shall be given in writing and shall be deemed effectively given upon personal delivery and if a fax number has been provided, upon delivery (with answerback confirmed), addressed to a party at its address and the fax number, if any, shown below or at such other address and fax number as such party may designate by three days advance notice to the other party.

Any notice to the Investors shall be sent to the addresses set forth on Exhibit 9, with a copy to:

                Hahn & Hessen LLP
                350 Fifth Avenue
                New York, New York 10118,
                Fax Number:  (212) 594-7167
                Attention: James Kardon, Esq.

Any notice to the Company shall be sent to:

                Medjet Inc.
                1090 King George Post Road
                Suite 301
                Edison, New Jersey 08837
                Fax Number:  (732)738-3984
                Attention: Dr. Eugene Gordon, Chairman and CEO

                       with a copy to:

                Troy & Gould Professional Corporation
                1801 Century Park East, 16th Floor
                Los Angeles, CA 90067
                Fax Number:  (310) 553-4441
                Attention: Dale E. Short, Esq.

          6.7. Rights of Transferees. Any and all rights and obligations of Investors herein incident to the ownership of Purchased Securities shall pass successively to all subsequent transferees of such Purchased Securities until extinguished pursuant to the terms hereof.

          6.8. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be deemed prohibited or invalid under such applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, and such prohibition or invalidity shall not invalidate the remainder of such provision or any other provision of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.


Purchased Securities subscribed for                INVESTORS:
hereunder:
                                       ADAM SMITH INVESTMENT PARTNERS, L.P.

                                             By: ADAM SMITH CAPITAL
                                             MANAGEMENT, L.L.C., General Partner

10,400 Purchased Shares and
1,040,000 Purchased Warrants                 By: /s/ Richard Grossman
                                                  Name:  Richard Grossman
                                                  Title: Manager


                                       ADAM SMITH INVESTMENTS, LTD.
                                       By: F.M.C. LIMITED

1,600 Purchased Shares and             By: /s/ Anna Carrington
160,000 Purchased Warrants             Name: Anna Carrington
                                       Title: Director


                                       RICHARD AND ANA GROSSMAN JTWROS

800 Purchased Shares and               By:  /s/ Richard Grossman
80,000 Purchased Warrants              Name:  Richard Grossman


760 Purchased Shares and               /s/  Orin Hirschman
76,000 Purchased Warrants              Orin Hirschman


360 Purchased Shares and               /s/ Paul Packer
36,000 Purchased Warrants              Paul Packer

                                     ADAM-JACK M. DODICK, MD GENERAL PARTNERSHIP

                                           By: ADAM SMITH CAPITAL
                                           MANAGEMENT, L.L.C., General Partner


2,000 Purchased Shares and                 By: /s/ Richard Grossman
200,000 Purchased Warrants                 Name:  Richard Grossman
                                           Title: Manager


80 Purchased Shares and              /s/ Hershel P. Berkowitz
8,000 Purchased Warrants             Hershel P. Berkowitz


                                     ACCEPTED AND AGREED BY:
                                     MEDJET INC.

                                            By: /s/ Eugene Gordon
                                            Name: Eugene Gordon
                                            Title: Chairman of the Board and
                                                 Chief Executive Officer

                                     Date:  December 3, 1999

                     EXHIBITS TO THE SUBSCRIPTION AGREEMENT


Exhibit 1:        Certificate of Designations of Preferences and Rights of
                   Series B Convertible Preferred Stock
Exhibit 2:        Form of Warrants
Exhibit 3:        Registration Rights Agreement
Exhibit 4:        Investment Banking Agreement
Exhibit 5:        Legal Opinion
Exhibit 6:        Capitalization Post-Closing
Exhibit 7:        Disclosure Letter
Exhibit 8:        Use of Proceeds
Exhibit 9:        Name, Address and Fax Number of Investors

                                                                       EXHIBIT C

                              SETTLEMENT AGREEMENT



     THIS AGREEMENT made this 28 day of January, 2000, by and between Medjet Inc. ("Medjet"), Eugene I. Gordon ("Gordon"), Adam Smith & Company, Inc. ("Adam Smith") and the investors whose names are set forth on the signature page(s) hereof (individually, an "Investor" and collectively, the "Investors").

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, Medjet and the Investors entered into a Subscription Agreement dated as of December 3, 1999 (the "Subscription Agreement") pursuant to which the Investors purchased an aggregate of 16,000 shares of Medjet's Series B Convertible Preferred Stock, par value $.01 per share (the "Series B Preferred Stock"), and 1,600,000 five-year warrants, each exercisable to purchase one share of the Company's Common Stock, par value $.001 per share (the "Purchased Warrants", and collectively with the Series B Preferred Stock, the "Purchased Securities"), for an aggregate purchase price of $2,000,000; and

     WHEREAS, Gordon, the principal shareholder of Medjet, has executed and delivered to the Investors a letter agreement dated December 3, 1999 (the "Letter Agreement") related to the NJIT Litigation (as defined in the Letter Agreement) and, concurrently therewith, the Investors and Gordon entered into Joint Escrow Instructions dated December 3, 1999 (the "Joint Escrow
Instructions") with Hahn & Hessen LLP, as escrow holder ("Escrow Holder"), pursuant to which Gordon deposited 500,000 shares of Common Stock ( the "Escrow Shares") into escrow;

     WHEREAS, Medjet and Adam Smith entered into an Investment Banking Agreement dated as of December 3, 1999 (the "Investment Banking Agreement") pursuant to which Medjet issued to Adam Smith as compensation 500,000 warrants (the " Investment Banking Warrants");

     WHEREAS, Medjet and Alcon Universal Ltd. ("Alcon") were parties to an Exclusive License Agreement, dated July 22, 1998, as amended (the "Alcon Agreement"); and

     WHEREAS, Alcon has terminated the Alcon Agreement;

     WHEREAS, Medjet and the Investors have decided to settle any actual or potential claims that the Investors may have against Medjet in connection with the acquisition by the Investors of the Purchased Securities that relate to or arise out of the termination of the Alcon Agreement (the "Alcon Claims"); and

     WHEREAS, Medjet and the Investors wish to rescind, on a pro rata basis, the purchase of 5,600 shares of Series B Preferred Stock and 560,000 Purchased Warrants; and

     WHEREAS, Medjet and Adam Smith wish to terminate the Investment Banking Agreement and have agreed to reduce to 325,000 the number of Investment Banking Warrants, which remaining warrants represent consideration for services rendered to the date hereof and for the agreement hereunder to early termination of the Investment Banking Agreement; and

     WHEREAS, Gordon and the Investors wish to terminate the Letter Agreement and the Joint Escrow Instructions; and

     WHEREAS, Medjet, Gordon, Adam Smith and the Investors wish to enter into, and duly execute, the settlement agreement and mutual releases provided for herein;

     NOW, THEREFORE, for $1.00 and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Medjet, Gordon, Adam Smith and the Investors agree as follows:

     A. RESCISSION; TERMINATION:

     1. (a) Medjet and the Investors agree to rescind, on a pro rata basis (as set forth opposite each Investor's name on the signature pages hereof), the purchase of 5,600 shares of Series B Preferred Stock and 560,000 Purchased Warrants (the "Rescission"), effective on January 24, 2000 (the "Rescission Date").

     (b) On the Rescission Date, (i) each Investor shall deliver to Medjet the certificate or certificates for the Series B Preferred Stock purchased by such Investor and the warrants for Purchased Warrants purchased by such Investor,
(ii) Medjet shall issue and deliver to each Investor a certificate or certificates for such Investor's portion of the Series B Preferred Stock that is not subject to rescission hereunder and warrants for such Investor's portion of the Purchased Warrants that is not subject to rescission hereunder, and (iii) Medjet shall deliver to each Investor or its designee by wire transfer to an account designated by such Investor, an amount equal to the purchase price of the rescinded portion of the Purchased Securities purchased by such Investor, as set forth opposite such Investor's name on the signature pages hereof.

     2. (a) Medjet and Adam Smith hereby terminate the Investment Banking Agreement, and Gordon and the Investors hereby terminate the Letter Agreement and the Joint Escrow Instructions (collectively, the "Termination"), effective on the Rescission Date.

     (b) On the Rescission Date, (i) Adam Smith shall deliver to Medjet the warrants for 500,000 Investment Banking Warrants and (ii) Medjet shall issue and deliver to Adam Smith warrants for 325,000 Investment Banking Warrants

     3. (a) On the Rescission Date, the Escrow Holder shall deliver to Gordon the Escrow Shares. The Investors and Gordon hereby expressly authorize and direct the Escrow Holder to deliver the Escrow Shares to Gordon concurrently with the consummation of the Rescission and Termination. Effective upon the delivery of the Escrow Shares, the Escrow Holder is released from any and all liability arising from its execution or performance of the Escrow Instruction Letter.

     B. MUTUAL SPECIAL RELEASES

     1. Except with respect to the terms and conditions contained in this Agreement, each Investor, as "Investor Releasor", hereby fully and forever releases, remises, acquits and discharges Medjet, and all of Medjet's directors, officers, shareholders, employees, servants, parents, subsidiaries, affiliates, divisions, attorneys, insurers, assigns, successors, agents and representatives, past and present, and any and all persons acting by, through, under or in concert with them, as "Medjet Releasees", of and from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, whether at this time known or suspected, or unknown or unsuspected, in law, equity or otherwise which such Investor Releasor ever had, now has, or may now have, against Medjet Releasees arising out of, under or related to the Alcon Claims.

     2. Except with respect to the terms and conditions contained in this Agreement, Medjet, as "Medjet Releasor", hereby fully and forever releases, remises, acquits and discharges each Investor, and all of such Investor's respective assigns, successors, heirs, executors, administrators, directors, officers, shareholders, partners, employees, servants, parents, subsidiaries, affiliates, divisions, attorneys, insurers, assigns, successors, agents and representatives, past and present, and any and all persons acting by, through, under or in concert with them, as "Investor Releasees", of and from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, whether at this time known or suspected, or unknown or unsuspected, in law, equity or otherwise which Medjet Releasors ever had, now has, or may now have, against Investor Releasees arising out of, under or related to the Alcon Claims.

     3. Except with respect to the terms and conditions contained in this Agreement, Adam Smith, as "Adam Smith Releasor", hereby fully and forever releases, remises, acquits and discharges Medjet, and all of Medjet's directors, officers, shareholders, employees, servants, parents, subsidiaries, affiliates, divisions, attorneys, insurers, assigns, successors, agents and representatives, past and present, and any and all persons acting by, through, under or in concert with them, as "Medjet Releasees", of and from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, whether at this time known or suspected, or unknown or unsuspected, in law, equity or otherwise which Adam Smith Releasor ever had, now has, or may now have, against Medjet Releasees arising out of, under or related to the Investment Banking Agreement.

     4. Except with respect to the terms and conditions contained in this Agreement, Medjet, as "Medjet Releasor", hereby fully and forever releases, remises, acquits and discharges Adam Smith, and all of Adam Smith's respective assigns, successors, heirs, executors, administrators, directors, officers, shareholders, partners, employees, servants, parents, subsidiaries, affiliates, divisions, attorneys, insurers, assigns, successors, agents and representatives, past and present, and any and all persons acting by, through, under or in concert with them, as "Adam Smith Releasees", of and from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, whether at this time known or suspected, or unknown or unsuspected, in law, equity o otherwise which Medjet Releasors ever had, now has, or may now have, against Adam Smith Releasees arising out of, under or related to the Investment Banking Agreement.

     5. The Mutual Releases set forth in Sections B.1 and B.2 above are specifically limited and shall apply only to the Alcon Claims. Except as expressly set forth herein, this Agreement does not supersede, amend or modify the Subscription Agreement or the Other Agreements (as defined in the Subscription Agreement). The Mutual Releases set forth in Sections B.3 and B.4 above (i) are specifically limited and shall apply only to the Investment Banking Agreement and (ii) shall not relieve either Medjet or Adam Smith of their respective obligations under the indemnification provisions of the Investment Banking Agreement, which shall survive the termination of the Investment Banking Agreement and the execution and delivery of this Agreement. The Releases set forth in Sections B.1 , B.2, B.3 and B.4 above shall only be effective upon the Rescission and Termination being completed.

     6. Effective upon the delivery of the Escrow Shares to Gordon, Gordon and each Investor, as "Escrow Releasor", hereby fully and forever releases, remises, acquits and discharges Escrow Holder, and all of Escrow Holder's partners, employees, servants, affiliates, attorneys, insurers, assigns, successors, agents and representatives, past and present, and any and all persons acting by, through, under or in concert with them, as "Escrow Holder Releasees", of and from any and all claims, demands, actions, causes of action, debts, liabilities, rights, contracts, obligations, duties, damages, costs, expenses or losses, of every kind and nature whatsoever, whether at this time known or suspected, or unknown or unsuspected, in law, equity or otherwise which such Escrow Releasor ever had, now has, or may now have, against Escrow Holder Releasees arising out of, under or related to the Joint Escrow Instructions and the Escrow Shares.

     C. MISCELLANEOUS

     1. If any action or proceeding is brought to enforce or obtain any relief regarding any of the terms and conditions of this Agreement, or if any action or proceeding is brought to which this Agreement establishes a complete defense, then the party or parties in whose favor a final, unappealed and unappealable judgment shall be entered shall be entitled to recover from the other party or parties named in said action or proceeding, all costs, disbursements and expenses, including attorneys' fees, incurred in the action and any appeals therefrom.

     2. Gordon and Medjet, on the one hand, and Adam Smith and the Investors, on the other hand, each hereby warrants and represents that such party has not assigned or transferred, or purported to assign or transfer, to any third party any claim, demand, or cause of action against the other party to this Agreement.

     3. Each of the parties hereto represents and warrants that he, or the person executing this Agreement on its behalf, as the case may be, is duly authorized to do so and is empowered to bind such party to the terms of this Agreement, and that once executed by all parties hereto, this Agreement shall be valid and enforceable in accordance with its terms.

     4. This Agreement may be executed in counterparts, each of which shall be an original, and which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties to this Agreement have duly executed it as of the date first above written.


                                             MEDJET INC.

                                             By: /s/ Eugene Gordon
                                             Name: Eugene Gordon
                                             Title: Chairman of the Board and
                                                     Chief Executive Officer


                                             /s/ Eugene Gordon
                                             Eugene Gordon, as an individual


Number of Purchased Securities              INVESTORS:
rescinded hereunder and
dollars returned:

                                            ADAM SMITH INVESTMENT PARTNERS, L.P.

                                               By: ADAM SMITH CAPITAL
                                                    MANAGEMENT, L.L.C.,
                                                    General Partner

3,640 Purchased Shares and
364,000 Purchased Warrants rescinded           By: /s/ Richard Grossman
$455,000 returned                                   Name: Richard Grossman
                                                    Title: Manager


                                            ADAM SMITH INVESTMENTS, LTD.

560 Purchased Shares and                       By: F.M.C LIMITED
56,000 Purchased Warrants rescinded
$70,000 returned                               By:  /s/ Susan V. Demers
                                               Name: Susan V. Demers
                                               Title: Director


                                            RICHARD AND ANA GROSSMAN JTWROS

280 Purchased Shares and                       By: /s/ Richard Grossman
28,000 Purchased Warrants rescinded            Name: Richard Grossman
$35,000 returned

266 Purchased Shares and
26,600 Purchased Warrants rescinded      /s/ Orin Hirschman
$33,250 returned                         Orin Hirschman




126 Purchased Shares and
12,600 Purchased Warrants rescinded     /s/ Paul Packer
$15,750 returned                        Paul Packer


                                       ADAM-JACK M. DODICK, MD
                                         GENERAL PARTNERSHIP

                                           By: ADAM SMITH CAPITAL
                                           MANAGEMENT, L.L.C., General Partner


700 Purchased Shares and                   By: /s/ Richard Grossman
70,000 Purchased Warrants rescinded        Name: Richard Grossman
$87,500 returned                           Title: Manager


28 Purchased Shares and
2,800 Purchased Warrants rescinded      /s/ Hershel P. Berkowitz
$3,500 returned                         Hershel P. Berkowitz


                                        ADAM SMITH & COMPANY, INC.

                                        By: /s/ Richard Grossman
                                        Name: Richard Grossman
                                        Title: Vice President